# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Summit Hotel Properties, Inc., CIK 0001497645
CUSIP: 866082100
Title of class of securities: Common
Address of issuer's principal executive offices: 13215 BEE CAVE PARKWAY, 13215 BEE CAVE PARKWAY, AUSTIN, Texas (TX), 78738
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001137774-24-000276
Filed by CIK 0001137774

## Reporting persons
- PRUDENTIAL FINANCIAL INC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: New Jersey (NJ); sole voting power 10,300; shared voting power 11,581,923; sole dispositive power 10,300; shared dispositive power 11,671,340; aggregate amount beneficially owned 11,681,640 (10.8% of the class)

## Item 1. Issuer
Name of issuer: Summit Hotel Properties, Inc.
Address of issuer's principal executive offices: 13215 BEE CAVE PARKWAY, 13215 BEE CAVE PARKWAY, AUSTIN, TEXAS, 78738.

## Item 2. Person Filing
Name of person filing: Prudential Financial, Inc.
Address of principal business office or, if none, residence:
751 Broad Street
Newark, New Jersey 07102-3777
Citizenship: New Jersey

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 11,681,640
Percent of class: 10.8
Sole power to vote or to direct the vote: 10,300
Shared power to vote or to direct the vote: 11,581,923
Sole power to dispose or to direct the disposition: 10,300
Shared power to dispose or to direct the disposition: 11,671,340

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Our clients may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities which are the subject of this filing.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Prudential Financial, Inc. is a Parent Holding Company and the indirect parent of the following subsidiaries, who are the beneficial owners of the number and percentage of securities which are the subject of this filing as set forth next to their names:

Subsidiaries Number of shares Percentage

Jennison Associates LLC IA 11,653,415 10.8
PGIM Quantitative Solutions LLC IA 28,225 0.0

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- PRUDENTIAL FINANCIAL INC: /s/ Danny Fiore, Second Vice President (07/08/2026)